January 11, 2011

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street NE

Washington, D.C. 20549

Re:	Jamba, Inc.

Form 10-K for Fiscal Year Ended December 29, 2009

Filed March 10, 2010

Definitive Proxy Statement on Schedule 14A

Filed April 1, 2010

File No. 001-32552

Dear Mr. Shenk:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated December 28, 2010, to Jamba, Inc. (referred to herein as the “Company”) regarding the Company’s Form 10-K for the fiscal year ended December 29, 2009 (the “2009 Form 10-K”) and Definitive Proxy Statement on Schedule 14A, filed on April 1, 2010. This letter sets forth each comment of the Staff in the comment letter (in italics, numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Form 10-K for Fiscal Year Ended December 29, 2009

Item 1. Business

Available Information, page 16

1.	In future filings, please revise the address of the SEC’s Public Reference Room. We note that the proper address is 100 F Street, NE, Washington, DC 20549. Refer to Item 101(e) of Regulation S-K.

The Company acknowledges the Staff’s comment and will use the proper address of the SEC’s Public Reference Room in future filings.

January 11, 2011

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Item 6. Selected Financial Data

Key Financial Metrics and Non-GAAP Measures, page 35

2.	We note that you adjust your reported net loss for items other than interest, taxes, depreciation, and amortization in connection with determining the non-GAAP measures “Consolidated EBITDA” and “Store-level EBITDA.” As such, we do not believe that it is appropriate for you to characterize your non-GAAP measures as Consolidated EBITDA and Store-level EBITDA. Please revise your disclosure to properly title your non-GAAP measures “Adjusted EBITDA,” or similar, as appropriate. Please also revise your characterization of these non-GAAP measures in your earnings releases furnished on Form 8-K. For further guidance, refer to question 103.01 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures, which can be found on our website at http://www.sec.gov/divisons/corpfin/guidance/nongaapinterp.htm.

The Company acknowledges the Staff’s comment. The Company will properly title its non-GAAP measures “adjusted EBITDA,” or similar, as appropriate and will revise the characterization of its non-GAAP measures to reflect the adjustments other than interest, taxes depreciation and amortization to net loss in future filings and in future earnings releases furnished on Form 8-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Jamba, Inc. Results of Operations – Fiscal 2009 Compared to Fiscal 2008, page 45

3.	We note that throughout your comparative analysis of results of operations for fiscal years 2009, 2008, and 2007, you identify various factors that have resulted in variances in your reported revenues and costs. However, you oftentimes do not quantify the absolute impact that each identified factor has had on the reported amounts. Please revise your disclosure accordingly. In addition, to the extent that cost of sales have fluctuated due to cost saving initiatives, please describe the nature of those saving initiatives.

The Company acknowledges the Staff’s comment and will expand its disclosure in future filings to quantify the absolute impact of each identified factor that has resulted in variances in the reported revenues and costs. An example of the disclosure relating to Company Store revenue for fiscal year 2009 is as follows:

Company Store revenue decreased 11.4% to $295.6 million compared to $333.8 million for the prior year. The decrease in Company store revenue was primarily attributable to the decrease in the transaction count partially offset by the increase in average check as evidenced by the Company Store comparable sales decrease of 10.3% compared to the prior year. The decrease in Company Store revenue was also affected by a net decrease of 33 Company Stores operating since the prior year period. During 2009, we refranchised 27 stores, closed eight stores and opened two stores. We were further affected by the closure of 22 stores at the end of fiscal 2008 thereby reducing revenue by approximately $7.0 million compared to the prior year.

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In addition, to the extent that the cost of sales has fluctuated due to cost saving initiatives, the Company will describe the nature of the cost saving initiatives.

Liquidity and Capital Resources

Cash Flows Summary, page 61

4.	Please expand your disclosure to present and discuss your cash flows provided by and/or used in operating activities, investing activities, and financing activities for each of the three years for which a cash flow statement has been presented. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K for further guidance.

The Company acknowledges the Staff’s comment and will expand its disclosure in future filings to present and discuss cash flows provided by and/or used in operating activities, investing activities and financing activities for each of the three years for which a cash flow statement is presented. The following is an example of the disclosure relating to cash provided by operating activities for fiscal 2009:

In fiscal 2009, cash provided by operating activities increased by $0.3 million or 4% to $8.5 million compared to $8.2 million for the prior year. The primary factor contributing to this increase was attributable to the timing of our payments for G&A expenses. Also, during fiscal 2009, payments for franchise employee support ceased as a result of acquiring our joint venture stores in Florida at the end of fiscal 2008.

Note 10, Lease Commitments, page 86

5.	Based upon your disclosure regarding “rent expense” (i.e., on page 42 of your Form 10-K), we note that certain of your leases provide for contingent rent that is based upon a percentage of revenue generated above predetermined thresholds. In this regard, please disclose the amount of contingent rent that you have recognized during each reporting period for which an income statement has been presented. Refer to FASB ASC 840-20-50-1 for additional guidance.

The Company acknowledges the Staff’s comment and will expand its disclosure in future filings to disclose the amount of contingent rent, when material, that it has recognized during each reporting period for which an income statement has been presented. The Company recorded contingent rent of $0.4 million in each of the fiscal years 2009, 2008 and 2007.

January 11, 2011

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Note 21, Unaudited Quarterly Information, page 97

6.	Please expand your footnote disclosure to describe extraordinary, unusual, or infrequently occurring items that (i) were recognized in each full quarter within the two most recent fiscal years and (ii) materially impacted the comparability of the information reflected in your tables of unaudited quarterly financial data. For example, we believe that it would be appropriate for your footnote to identify, quantify, and describe the material impairment charges and lease termination/closure costs that were recognized during the quarterly reporting periods presented in your tables. Refer to Item 302(a)(3) of Regulation S-K for further guidance.

The Company acknowledges the Staff’s comments and in future filings will expand its footnote disclosure to describe extraordinary, unusual, or infrequently occurring items that (i) were recognized in each full quarter within the two most recent fiscal years and (ii) materially impacted the comparability of the information reflected in its tables of unaudited quarterly financial data.

Definitive Proxy Statement on Schedule 14A

Corporate Governance, page 6

7.	In future filings, please briefly describe the leadership structure of your board and your board’s role in risk oversight. Refer to Item 407(h) of Regulation S-K.

The Company acknowledges the Staff’s comments and in future filings will briefly describe the leadership structure of its board and the board’s role in risk oversight. The Company supplementally advises the Staff that in 2010, in connection with the Board’s appointment of the Company’s Chief Executive Office as Chairman of the Board, the Company also created a lead director role and appointed Lesley H. Howe as the lead director.

Executive Compensation, page 15

Compensation Discussion and Analysis, page 15

CEO Compensation, page 16

8.

We note your disclosure that Mr. White received a bonus of $137,500 following a review of the achievement of certain business and financial objectives established by the Compensation and Executive Development Committee. In future filings, please include qualitative and quantitative disclosure regarding the determination of goals or targets and the goals or targets actually reached. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of

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the goals or targets is not required because it would result in competitive harm such that the goals or targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide (on a supplemental basis) a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific goals or targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed goals or target levels or other factors.

The Company acknowledges the Staff’s comments and in future filings will include qualitative and quantitative disclosure regarding the determination of goals or targets and the goals or targets actually reached.

Non-Equity Incentive Compensation, page 17

9.	We note that Mr. White’s EBITDA target was met but that the EBITDA targets for the other named executive officers were not. Please advise why the other named executive officers did not have the same targets.

The Company acknowledges the Staff’s comments and supplementally advises the Staff that Mr. White was not a participant in the Company’s 2009 Performance Bonus Program and therefore did not have the same EBITDA targets as the other named executive officers who were participants under the 2009 Performance Bonus Program. The Company further supplementally advises the Staff that the Board recently adopted 2011 criteria under the Company’s Management Incentive Plan, using as a portion of the criteria operating profit and general and administrative expense targets which are the same for all named executive officers, including Mr. White.

Grants of Plan-Based Awards in Fiscal 2009, page 24

10.	We note the incentive grant to Mr. White on August 12, 2009. In future filings, please describe any performance-based conditions that are applicable to any granted award. Refer to Item 402(e)(1)(iii) and Instruction 2 thereto.

The Company acknowledges the Staff’s comments and in future filings will describe any performance-based conditions that are applicable to any granted award.

*        *        *

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

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•	Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filings; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (510) 596-0105.

Sincerely,

Jamba, Inc.

/s/ Karen L. Luey
Karen L. Luey
Chief Financial Officer

cc:	Michael Fox, Esq. (via e-mail: mfox@JambaJuice.com)

Eric Wang, Esq. (via e-mail: eric.wang@dlapiper.com)